Consolidated Financial Statements of

NORTHERN ORION RESOURCES INC.

Three and Nine months ended September 30, 2006 and 2005

(unaudited)

NORTHERN ORION RESOURCES INC.

Consolidated Balance Sheets (unaudited)

(Expressed in thousands of United States dollars)

	September 30,	December 31,
	2006	2005
ASSETS		Restated (Note 2)

Current
Cash and cash equivalents	$ 180,035	$ 108,396
Temporary investments	--	27,515
Marketable securities	54	144
Prepaid expenses and other receivables	907	606
	180,996	136,661

RESTRICTED CASH (Note 3)	4,770	660
EQUIPMENT (net of accumulated depreciation)	253	145
MINERAL PROPERTY INTERESTS (Note 4)	104,881	86,823
EQUITY INVESTMENT IN MINERA ALUMBRERA LTD. (Note 5)	117,497	97,537

	$ 408,397	$ 321,826
LIABILITIES

Current
Accounts payable and accrued liabilities	$ 2,361	$ 3,056

ASSET RETIREMENT OBLIGATION	460	447
ROYALTY AND NET PROCEEDS INTEREST PAYABLE (Note 2)	13,374	12,853
FUTURE INCOME TAXES	21,907	21,053
	38,102	37,409
SHAREHOLDERS’ EQUITY
Share capital
Authorized:
700,000,000 common shares without par value
100,000,000 first preference shares without par value
100,000,000 second preference shares without par value
Issued and outstanding:
152,531,086 (December 31, 2005 – 148,476,482) common shares	288,683	283,646
Warrants	11,925	11,928
Contributed surplus	12,434	8,463
Cumulative translation adjustment	(3,914)	(3,914)
Retained earnings (deficit)	61,167	(15,706)
	370,295	284,417
	$ 408,397	$ 321,826

CONTINGENCY (Note 8)

COMMITMENTS (Note 9)

See accompanying notes to interim consolidated financial statements.

Approved by the Board of Directors

“Robert Gayton”

“David Cohen”

___________________________________

_____________________________________

Robert Gayton

David Cohen

NORTHERN ORION RESOURCES INC.

Consolidated Statements of Operations and Retained Earnings (Deficit)
(unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

	For the three months ended September 30,		For the nine months ended September 30,
	2006	2005	2006	2005

EQUITY EARNINGS OF MINERA ALUMBRERA LTD. (Note 5)	$ 22,141	$ 11,304	$ 81,426	$ 26,495

EXPENSES
Financing costs	--	284	--	853
Foreign exchange losses (gains)	96	(2,219)	79	(2,731)
Office and administration	713	558	2,034	1,805
Professional and consulting	374	311	1,428	1,192
Property maintenance and exploration	564	42	1,028	131
Settlement of lawsuit (Note 8)	--	--	500	--
Stock-based compensation	--	254	5,165	1,672

EARNINGS BEFORE THE FOLLOWING	20,394	12,074	71,192	23,573

INTEREST AND OTHER INCOME	2,182	904	5,681	2,322
INTEREST EXPENSE	--	(107)	--	(462)

NET EARNINGS FOR THE PERIOD	22,576	12,871	76,873	25,433

RETAINED EARNINGS (DEFICIT), BEGINNING OF PERIOD	38,591		(15,706)	(59,834)

RETAINED EARNINGS (DEFICIT), END OF PERIOD	$ 61,167	$ (34,401)	$ 61,167	$ (34,401)

Earnings per share – basic	$ 0.15	$ 0.09	$ 0.51	$ 0.18

Earnings per share – diluted	$ 0.13	$ 0.08	$ 0.43	$ 0.16

Weighted average number of shares outstanding – basic	152,531,086	148,476,482	151,180,441	142,136,198

Weighted average number of shares outstanding – diluted	179,725,471	167,250,036	179,322,265	161,782,564

See accompanying notes to interim consolidated financial statements.

NORTHERN ORION RESOURCES INC.
Consolidated Statements of Shareholders’ Equity
(unaudited)

(Expressed in thousands of United States dollars)

	Common Shares Without Par Value		Warrants	Contributed Surplus	Cumulative Translation Adjustment	Retained Earnings (Deficit)	Total Shareholders’ Equity
	Shares	Amount
Balance, December 31, 2004	112,248,149	$ 191,415	$ 6,043	$ 6,687	$ (3,914)	$ (59,834)	$ 140,397
Warrants exercised	1,812,500	2,125	(162)	--	--	--	1,963
Stock options exercised	165,833	181	--	(128)	--	--	53
Stock-based compensation	--	--	--	1,904	--	--	1,904
Units issued on financing, less share issue costs	34,250,000	89,925	6,047	--	--	--	95,972
Earnings for the year	--	--	--	--	--	44,128	44,128
Balance, December 31, 2005	148,476,482	283,646	11,928	8,463	(3,914)	(15,706)	284,417
Warrants exercised	17,500	31	(3)	--	--	--	28
Stock options exercised	4,037,104	5,006	--	(3,712)	--	--	1,294
Stock-based compensation	--	--	--	7,683	--	--	7,683
Earnings for the period	--	--	--	--	--	76,873	76,873
Balance, September 30, 2006	152,531,086	$ 288,683	$ 11,925	$ 12,434	$ (3,914)	$ 61,167	$ 370,295

See accompanying notes to interim consolidated financial statements.

NORTHERN ORION RESOURCES INC.

Consolidated Statements of Cash Flows
(unaudited)

(Expressed in thousands of United States dollars)

	For the three months ended September 30,		For the nine months ended September 30,
	2006	2005	2006	2005

OPERATING ACTIVITIES
Earnings for the period	$ 22,576	$ 12,871	$ 76,873	$ 25,433
Items not involving cash
Amortization of deferred finance charges	--	284	--	853
Equity earnings of Minera Alumbrera Ltd., net of cash distribution	(10,431)	(394)	(27,846)	(2,584)
Stock-based compensation		254	5,165	1,672
Gain on sale of marketable securities	--	--	(401)	--
Unrealized foreign exchange loss (gain)	290	42	1,347	(885)
Changes in non-cash operating working capital
Prepaid expenses and other receivables	(187)	(17)	(301)	(663)
Accounts payable and accrued liabilities	549	1,894	(686)	1,954
	12,797	14,934	54,151	25,780

INVESTING ACTIVITIES
Restricted cash	(900)	--	(4,110)	--
Temporary investments	29,010	1,637	27,515	(22,581)
Mineral property costs incurred	(3,847)	(7,648)	(15,536)	(10,948)
Cash distributions from Minera Alumbrera Ltd. representing return of capital	--	--	7,886	803
Purchases of equipment	(103)	(65)	(108)	(132)
	24,160	(6,076)	15,647	(32,858)

FINANCING ACTIVITIES
Long-term debt repayment	--	--	--	(20,400)
Warrants issued for cash, net of issue costs	--	--	--	6,047
Proceeds from sale of marketable securities	--	--	491	--
Common shares issued for cash, net of issue costs	--	--	1,322	91,941
	--	--	1,813	77,588

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(337)	1,693	28	1,994

Increase in cash and cash equivalents	36,620	10,551	71,639	72,504
Cash and cash equivalents, beginning of period	143,415	102,701	108,396	40,748

Cash and cash equivalents, end of period	$ 180,035	$ 113,252	$ 180,035	$ 113,252

Cash and cash equivalents is comprised of:
Cash in bank	$ 180,035	$ 24,421	$ 180,035	$ 24,421
Short-term money market instruments	--	88,831	--	88,831
	$ 180,035	$ 113,252	$ 180,035	$ 113,252

SUPPLEMENTARY CASH FLOW INFORMATION (Note 7)

See accompanying notes to interim consolidated financial statements.

NORTHERN ORION RESOURCES INC.

Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2006 and 2005

(unaudited)

(Expressed in thousands of United States dollars)

1.

DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Northern Orion Resources Inc. (“the Company”) is incorporated under the Company Act (British Columbia) and is engaged in mining and related activities including the exploration and development of mineral property interests in Argentina.  The Company holds a 12.5% interest in the Bajo de la Alumbrera Mine in Argentina (Note 5) and a 100% interest in the Agua Rica deposit in Argentina (Note 4).

The recoverability of amounts capitalized for mineral property interests in the consolidated balance sheets is dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of the properties, the receipt of necessary permitting and upon future profitable production, or alternatively, upon the Company’s ability to dispose of its mineral property interests.

2.

SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as in the audited consolidated financial statements of the Company for the year ended December 31, 2005. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements and the notes below.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period.  Significant areas where management’s judgement is required include the determination of impairment of mineral property interests and plant and equipment, asset retirement obligations, future income taxes and rates for depreciation.  In assessing the underlying values of mineral property interests, management considers both internally prepared life-of-mine studies and the estimated cash flows under actual or proposed arrangements with other parties for development and operation of the mineral property interest.  These arrangements may, and likely will, change in the future in response to changing business conditions, and these changes may impact the Company’s estimates of cash flows.  Actual results could differ from those estimates.

During the period, the Company has recorded separately on the balance sheet its obligation under a royalty and net proceeds interest payable agreement in the amount of $13,374 (Cdn. $14,948). Previously, this amount had been recorded as a reduction of mineral property interests. The balance sheet as at December 31, 2005 has been restated to reflect this change.

3.

RESTRICTED CASH

Restricted cash consists of funds held in a non-interest bearing bank account in Argentina.  Pursuant to Decree 616/2005 and its complementary legislation issued by the Argentine Executive Branch on June 9, 2005 to control the speculative movement of capital into and out of Argentina, funds entering into Argentina are subject to a withholding of 30% (the "30% Withholding") unless exceptions to the 30% Withholding apply.  Under this regime, the funds corresponding to the 30% Withholding are held by the bank through which the transfer was entered into Argentina and deposited, for a period of 365 days, in a non-interest bearing bank account opened in Argentina. The 30% Withholding may be avoided, or the funds corresponding to the 30% Withholding may be withdrawn before the expiry of the 365-day term, if documents evidencing that an exception to the 30% Withholding is applicable are filed with and accepted by the bank through which the transfer was entered into Argentina.  The Company is in the process of completing the necessary documents to provide it with an exception to the 30% Withholding.  As at September 30, 2006, the Company had $4,770 ($660 - December 31, 2005) in restricted cash.

NORTHERN ORION RESOURCES INC.

Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2006 and 2005

(unaudited)

(Expressed in thousands of United States dollars)

4.

MINERAL PROPERTY INTERESTS

	September 30, 2006	December 31, 2005
		(Restated – Note 2)
Agua Rica Project (Argentina)
Balance, beginning of period	$ 86,822	$ 69,027
Incurred during the period
Administrative	1,059	732
Drilling	944	4,941
Engineering studies	8,710	5,903
Environmental and community	903	596
Facilities and camp costs	3,840	3,637
Field labour	835	759
Finance costs	--	100
Geological	993	430
Legal, title and property taxes	163	284
Other site activities	612	414
Mineral property interests, end of period	$ 104,881	$ 86,823

5.

EQUITY INVESTMENT IN MINERA ALUMBRERA LTD.

The 12.5% indirect interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. (“Alumbrera”), has been accounted for using the equity method, and earnings of Alumbrera have been included in the earnings of the Company since June 24, 2003.

Equity investment in Minera Alumbrera	Cumulative (since acquisition) to September 30, 2006	Nine months ended September 30, 2006	Year ended December 31, 2005
Balance, beginning of period	$ 91,514	$ 97,537	$ 85,100
Equity in earnings	171,402	81,426	46,755
Cash distribution received	(145,419)	(61,466)	(34,318)
Balance, end of period	$ 117,497	$ 117,497	$ 97,537

NORTHERN ORION RESOURCES INC.

Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2006 and 2005

(unaudited)

(Expressed in thousands of United States dollars)

6.

SHARE CAPITAL

(a)

Warrants

A summary of the changes in warrants since December 31, 2004 is presented below:

	Number of Shares	Weighted Average Exercise Price (Cdn.$)
Balance, December 31, 2004	42,278,915	2.03
Warrants issued or granted	17,125,000	6.00
Warrants exercised during the year	(1,812,500)	1.33
Balance, December 31, 2005	57,591,415	3.23
Warrants exercised during the period	(17,500)	2.00
Balance, September 30, 2006	57,573,915	3.24

At September 30, 2006, the Company had the following warrants outstanding:

Number of Warrants	Exercise Price (Cdn.$)	Expiry Date
39,448,915 (1)	2.00	May 29, 2008
1,000,000	4.74	March 1, 2007
17,125,000 (1)	6.00	February 17, 2010
57,573,915

(1)These warrants are traded on the Toronto Stock Exchange.

 (b)

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The directors of the Company set the option price at the time the option is granted at a price not less than the closing market price of the common shares on the last trading day before the date of grant.  Options have a maximum term of ten years and usually terminate 30 days following the date of termination of employment.  The stock option plan includes share appreciation rights (“SAR”) providing for an optionee to elect to terminate options and to receive an amount in common shares equal to the difference between the fair market value at the time of termination and the exercise price for those options terminated.

The maximum number of shares which may be subject to option is based on a rolling maximum of 10% of the Company’s issued and outstanding share capital at the time of grant.  Based on the Company’s 152,531,086 issued and outstanding common shares at September 30, 2006, the amended rolling plan maximum is 15,253,108 common shares.

NORTHERN ORION RESOURCES INC.

Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2006 and 2005

(unaudited)

(Expressed in thousands of United States dollars)

6.

SHARE CAPITAL (continued)

(b)

Stock options (continued)

A summary of the changes in stock options since December 31, 2004 is presented below:

	Number of Shares	Weighted Average Exercise Price (Cdn.$)
Balance, December 31, 2004	9,642,500	1.80
Granted	2,395,000	3.02
Exercised as SAR into 115,833 common shares	(200,000)	1.39
Exercised	(50,000)	1.30
Balance, December 31, 2005	11,787,500	2.06
Granted	5,340,000	5.34
Exercised as SAR into 3,452,104 common shares	(5,165,000)	1.69
Exercised	(585,000)	2.49
Expired	(5,000)	1.50
Fully vested and available for exercise, September 30, 2006	11,372,500	3.75

The following table summarizes information about stock options outstanding at September 30, 2006:

Exercise Price Cdn$	Outstanding and exercisable at September 30, 2006	Remaining Contractual Life
1.70	50,000	1.57 years
1.35	2,550,000	3.71 years
1.35	22,500	3.73 years
3.15	300,000	2.45 years
3.15	1,285,000	4.68 years
3.17	25,000	5.06 years
2.99	1,400,000	5.87 years
3.25	300,000	5.99 years
3.02	100,000	6.13 years
5.34	5,340,000	6.64 years
	11,372,500

The fair values of options granted during the three and nine months ended September 30, 2006 were determined using a Black-Scholes option pricing model, recognizing forfeitures as they occur, using the following weighted average assumptions:

	Three and nine months ended September 30,
	2006	2005
Risk-free interest rate	3.28%	2.78%
Expected life	2.5 years	2.5 years
Expected volatility	44%	49%
Expected dividends	$nil	$nil

During the  nine months ended September 30, 2006, the Company incurred stock-based  compensation    charges   of    $7,683,000    (September 30, 2005 - $1,826,000),   of   which $2,518,000 (September 30,  2005 – $154,000)  was capitalized to mineral property interests.

NORTHERN ORION RESOURCES INC.

Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2006 and 2005

(unaudited)

(Expressed in thousands of United States dollars)

7.

SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Non-cash transactions:
Interest and finance capitalization to mineral property interests	$ --	$ 25	$ --	$ 100
Stock based compensation included in mineral property interests	--	155	2,518	155
Asset retirement obligations capitalized	4	200	9	200
Transfer of contributed surplus in exercise of stock options	--	--	3,712	290
Other disclosures:
Interest paid	--	107	--	462

8.

CONTINGENCY

In May 2004, the Company received notice of proceedings commenced against it on March 23, 2004 by a former director of the Company (the "Claimant"), claiming damages in the amount of $177,720 for alleged breaches of agreements entered into by the Claimant, the Company’s former parent and the Company.  The Claimant alleges that the agreements entitle him to a preemption right to participate in acquisitions by Northern Orion in Argentina and claims damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project.  The Company considers that the allegations are unfounded and has been advised by its Argentine counsel that the action is without merit.  A statement of defence to the claim has been filed and production of evidence has commenced and is ongoing.  Based on the advice of counsel and on the evidence produced to date, the Company considers the likelihood of success by the Claimant to be remote.  Even if successful, the amount of damages is not expected to exceed $17,530, plus interest and litigation costs and fees, based on a valuation of the claim made by an independent Argentine court-appointed expert.

The Claimant also commenced on February 2, 2004 a labour claim against the Company based on termination of an alleged employment relationship with the Company, claiming damages in the amount of $714. In 2006, the labour lawsuit was settled for $500.

The Company has been named as a third party in a proceeding between Minerales Patagónicos S.A. (“MP”) vs. Grupo Minero Aconcagua S.A. filed on December 19, 2003.  MP claims the restitution of certain mining properties or the payment of damages if restitution is not feasible.  MP has not indicated the amount of damages sought or offered evidence for their assessment. These proceedings have not yet reached the evidentiary stage.  The Company has been advised by its Argentine counsel that the claim is unfounded.

9.

COMMITMENTS

The Company’s premises are leased under various agreements. Future minimum lease payments for the next five years are as follows:

2006 (October 31 to December 31)	$ 66
2007	254
2008	235
2009	145
2010	41
$ 741